Woori Finance Holdings’ Preliminary Financial Performance Figures
for the First Quarter of 2013

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the three-month period ended on March 31, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		1Q 2013	4Q 2012	(Decrease)	1Q 2012	(Decrease)
Revenue*	Specified Quarter	7,307,317	7,219,522	1.22	7,819,986	(6.56)
	Cumulative Basis	7,307,317	28,861,697	-	7,819,986	(6.56)

Operating Income	Specified Quarter	356,431	123,718	188.10	991,087	(64.04)
	Cumulative Basis	356,431	2,296,849	-	991,087	(64.04)

Income before	Specified Quarter	360,514	181,067	99.11	966,257	(62.69)
Income Tax Expense	Cumulative Basis	360,514	2,356,605	-	966,257	(62.69)

Net Income	Specified Quarter	263,570	177,103	48.82	734,393	(64.11)
	Cumulative Basis	263,570	1,847,886	-	734,393	(64.11)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	213,746	142,709	49.78	664,820	(67.85)
	Cumulative Basis	213,746	1,633,572	-	664,820	(67.85)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS with respect to the recognition of such items for the periods indicated above.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the First Quarter of 2013

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		1Q 2013	4Q 2012	(Decrease)	1Q 2012	(Decrease)
Revenue*	Specified Quarter	5,320,812	5,202,986	2.26	6,060,510	(12.21)
	Cumulative Basis	5,320,812	20,610,261	-	6,060,510	(12.21)

Operating Income	Specified Quarter	211,056	13,392	1,475.99	710,568	(70.30)
	Cumulative Basis	211,056	1,455,375	-	710,568	(70.30)

Income before	Specified Quarter	195,739	46,738	318.80	704,183	(72.20)
Income Tax Expense	Cumulative Basis	195,739	1,508,496	-	704,183	(72.20)

Net Income	Specified Quarter	192,118	177,901	7.99	612,409	(68.63)
	Cumulative Basis	192,118	1,496,893	-	612,409	(68.63)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	191,853	177,922	7.83	612,206	(68.66)
	Cumulative Basis	191,853	1,496,222	-	612,206	(68.66)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS with respect to the recognition of such items for the periods indicated above.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.